--------------------------                             -------------------------
  CUSIP NO. 593261-10-0                                    Page 1 of 6 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                        MIAMI COMPUTER SUPPLY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   593261-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Timothy B. Matz, Esq.
                            Jeffrey A. Koeppel, Esq.
                      Elias, Matz, Tiernan & Herrick L.L.P.
                              734 15th Street, N.W.
                             Washington, D.C. 20005
                                 (202) 347-0300
--------------------------------------------------------------------------------

              (Name, Address, Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 12, 1996
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                Page 1 of 6 Pages

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  CUSIP NO. 593261-10-0                                    Page 2 of 6 Pages
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--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Pittsburgh Investment Group LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[ ]
                                                                  (b)[ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(d) or
     2(e)
     [ ]

     Not Applicable
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland
--------------------------------------------------------------------------------
7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     1,613,480
--------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
     -0-
--------------------------------------------------------------------------------
9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     1,613,480
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,613,480
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     OO
--------------------------------------------------------------------------------

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CUSIP NO. 593261-10-0                                      Page 3 of 6 Pages
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Item 1.  Security and Issuer

     This Statement relates to the shares of common stock, no par value per share ("Common Stock"), of Miami Computer Supply Corporation, a company organized under the laws of Ohio (the "Issuer"). The address of the Issuer's principal executive office is 4750 Hempstead Station, Dayton, Ohio 45429.

Item 2.  Identity and Background

(a)  The person filing this Statement is Pittsburgh Investment Group LLC
     ("LLC").

(b) The business address of LLC is: Birmingham Towers, Suite 701, 2100 Wharton Street, Pittsburgh, Pennsylvania 15203.

(c)  Pittsburgh Investment Group LLC is a Maryland limited liability company.

(d) During the past five years, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)  Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the number of shares with respect to which the Pittsburgh Investment Group LLC may be deemed to be the beneficial owner is 1,613,480 shares of Common Stock which were purchased in private transactions. The aggregate cost of the purchased shares was $8,000,000.

     The funds used by LLC to purchase shares of Common Stock have come from such reporting person's working capital, which include cash and cash equivalents on hand and in banks and from a $3.2 million loan from PNC Bank, Pittsburgh, Pennsylvania. See Exhibit A.

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CUSIP NO. 593261-10-0                                      Page 4 of 6 Pages
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Item 4.  Purpose of Transaction

     The reporting person filing this Statement has acquired the shares of Common Stock owned by such person for investment purposes. LLC has no present intent to or has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Amended and Restated Articles of Incorporation, Amended and Restated Code of Regulations or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. However, in the future, LLC may determine to acquire additional shares of the Common Stock (or other securities of the Issuer), from time to time, or the reporting person may determine to dispose of all or some of his acquired shares of Common Stock, subject to its agreement with Friedman, Billings, Ramsey & Co., Inc. (the "Underwriter") which requires that such shares not be sold before August 6, 1997 without the consent of the Underwriter, and to applicable securities laws which limit the sale of such Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer

(a) As of the date hereof, the Pittsburgh Investment Group LLC may be deemed to be the beneficial owner of an aggregate of 1,613,480 shares of Common Stock, which constitutes approximately 47.6% of the 3,388,000 shares of Common Stock which the Pittsburgh Investment Group LLC believes to be the total number of shares of Common Stock outstanding as of November 11, 1996, the date of the Issuer's final Prospectus.

     The officers of the Pittsburgh Investment Group LLC are Anthony W. Liberati, Manager - President and Chief Executive Officer and the Chairman of the Board of Directors of the Issuer, Harry F. Radcliffe, Manager - Secretary and a director and Treasurer of the Issuer, and Michael E. Peppel, Manager - Treasurer and the Vice President - Chief Financial Officer of the Issuer. Each of such officers has the power to vote and dispose of the shares of Common Stock owned by the Pittsburgh Investment Group LLC. Of such persons, only Mr. Peppel is the beneficial owner of shares of Common Stock on an

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CUSIP NO. 593261-10-0                                     Page 5 of 6 Pages
--------------------------                             -------------------------


      individual basis; as of the date hereof, he owns 28,080 shares of Common Stock. Other individual members of LLC are also the beneficial owners of shares of Common Stock of the Issuer in their individual capacities. However, such members do not have the power to vote or dispose of shares of Common Stock owned by LLC.

      Nothing contained herein shall be construed as an admission that the Pittsburgh Investment Group LLC is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by the Pittsburgh Investment Group LLC. Except as described herein, to the best knowledge of the Pittsburgh Investment Group LLC, there is no person who may be deemed to comprise a group with the Pittsburgh Investment Group LLC. The Pittsburgh Investment Group LLC disclaims any beneficial ownership in the shares of Common Stock owned by Mr. Peppel or by other members of LLC.

(b) LLC has the sole power to vote and the sole power to dispose of the 1,613,480 shares of Common Stock owned by such reporting person as of November 11, 1996, the date of the Issuer's final Prospectus.

(c) LLC has not effected any transactions in the Common Stock within the past 60 days. However, certain members of LLC, who do not have the power to vote or dispose of the shares of the Issuer's Common Stock owned by LLC, have purchased shares of the Issuer's Common Stock in the initial public offering.

(d) No person other than the reporting person filing this Statement has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Common Stock reported in this Statement.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as set forth herein and in the LLC Operating Agreement, LLC is not a party to any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits

Exhibit  A - Term Note dated November 15, 1996 by and between Pittsburgh
             Investment Group LLC and PNC Bank.

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CUSIP NO. 593261-10-0                                      Page 6 of 6 Pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.


PITTSBURGH INVESTMENT GROUP LLC


By: /s/ Anthony W. Liberati
    _____________________________
    Anthony W. Liberati
    Manager - President and Chief Executive Officer
    Pittsburgh Investment Group LLC

Date:  November 19, 1996

                                                                      Exhibit A



                                    TERM NOTE


$3,200,000.00                                                 November 15, 1996


FOR VALUE RECEIVED, Pittsburgh Investment Group LLC (the "Borrower"), with an address at Birmingham Towers, Suite 701, 2100 Wharton Street, Pittsburgh, Pennsylvania 15203-1942, promises to pay to the order of PNC BANK, NATIONAL ASSOCIATION (the "Bank"), in lawful money of the United States of America in immediately available funds at its offices located at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2707 or at such other location as the Bank may designate from time to time, the principal sum of THREE MILLION TWO HUNDRED and no/100 DOLLARS ($3,200,000.00), together with interest accruing on the outstanding principal balance from the date hereof, as provided below:

1. Rate of Interest. Interest on the unpaid principal balance hereof shall be due and payable at the rates and the times set forth in that certain Agreement dated October 29, 1996, by and between the Borrower and the Bank (the Agreement and all extensions, renewals, amendments, substitutions or replacements referred to herein as the "Agreement"). In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

2. Payment Terms. Interest shall be due and payable, in arrears, commencing on the fifteenth (15) day of February, 1997, and continuing on the fifteenth (15) day of each May, August, November and February, thereafter until maturity. Principal shall be due and payable in equal installments commencing on the fifteenth (15) day of November, 1998, and continuing on the fifteenth (15) day of each February, May, August and November, thereafter to and including November 15, 2001, on which date all outstanding principal and accrued interest shall be due and payable in full.

If any payment under this Note shall become due on a Saturday, Sunday or public holiday under the laws of the State where the Bank's office indicated above is located, such payment shall be made on the next succeeding business day and such extension of time shall be included in computing interest in connection with such payment. The Borrower hereby authorizes the Bank to charge the Borrower's deposit account at the Bank for any payment when due hereunder. Payments received will be applied to charges, fees and expenses (including attorneys' fees), accrued interest and principal in any order the Bank may choose, in its sole discretion.

3. Late Payments; Default Rate. If the Borrower fails to make any payment of principal, interest or other amount coming due pursuant to the provisions of this Note within fifteen calendar days of the date due and payable, the Borrower also shall pay to the Bank a late charge equal to the lesser of five percent (5%) of the amount of such payment or $100.00. Such fifteen day period shall not be construed in any way to extend the due date of any such payment. The late charge is imposed for the purpose of defraying the Bank's expenses incident to the handling of delinquent payments and is in addition to, and not in lieu of, the exercise by the Bank of any rights and remedies hereunder, under the other Loan Documents or under applicable laws, and any fees and expenses of any agents or attorneys which the Bank may employ. Upon maturity, whether by acceleration, demand or otherwise, and at the option of the Bank upon the occurrence of any Event of Default (as hereinafter defined) and during the continuance thereof, this Note shall bear interest at a rate per annum (based on a year of 360 days and actual days elapsed) which shall be two percentage points (2%) in excess of the interest rate in effect from time to time under this Note but not more than the maximum rate allowed by law (the "Default Rate"). The Default Rate shall continue to apply whether or not judgment shall be entered on this Note.

4. Prepayment. Notwithstanding anything contained herein to the contrary, upon any prepayment by or on behalf of the Borrower (whether voluntary, on default or otherwise), the Bank may require, if it so elects, the Borrower to pay the Bank as compensation for the cost of being prepared to advance fixed rate funds hereunder an amount equal to the Cost of Prepayment. "Cost of Prepayment" means an amount equal to the present value, if positive, of the product of (a) the difference between (i) the yield, on the beginning date of the applicable interest period, of a U.S. Treasury obligation with a maturity similar to the applicable interest period minus (ii) the yield on the prepayment date, of a U.S. Treasury obligation with a maturity similar to the remaining maturity of the applicable interest period, and (b) the principal amount to be prepaid, and
(c) the number of years, including fractional years, from the prepayment date to the end of the applicable interest period. The yield on any U.S. Treasury obligation shall be determined by reference to Federal Reserve Statistical Release H.15(519) "Selected Interest Rates". For purposes of making present value calculations, the yield to maturity of a similar maturity U.S. Treasury obligation on the prepayment date shall be deemed the discount rate. The Cost of Prepayment shall also apply to any payments made after acceleration of the maturity of this Note.

5. Other Loan Documents. This Note is issued in connection with the Agreement, and the documents referenced therein, the terms of which are incorporated herein by reference (the "Loan Documents"), and is secured by the property described in the Loan Documents (if any) and by such other collateral as previously may have been or may in the future be granted to the Bank to secure this Note.

6. Events of Default. The occurrence of any of the following events will be deemed to be an "Event of Default" under this Note: (i) the nonpayment of any principal, interest or other indebtedness under this Note when due and the continuance of such event for a period of ten (10) days following notice by certified mail; (ii) the occurrence of any event of default or default and the lapse of any notice or cure period under any Loan Document or any other debt, liability or obligation to the Bank of any Obligor; (iii) the filing by or against any Obligor of any proceeding in bankruptcy, receivership, insolvency, reorganization, liquidation, conservatorship or similar proceeding (and, in the case of any such proceeding instituted against any Obligor, such proceeding is not dismissed, vacated or stayed within 30 days of the commencement thereof provided that the Bank shall not be obligated to advance additional funds during such period); (iv) any assignment by any Obligor for the benefit of creditors, or any levy, garnishment, attachment or similar proceeding is instituted against any property of any Obligor held or deposited with the Bank which is not dismissed, vacated or stayed within thirty (30) days; (v) a default with respect to any other indebtedness of any Obligor for borrowed money, if the effect of such default is to cause or permit the acceleration of such debt and such default is not cured within thirty (30) days; (vi) the commencement of any foreclosure or forfeiture proceeding, execution or attachment against any collateral securing the obligations of any Obligor to the Bank which is not dismissed, vacated or stayed within thirty (30) days; (vii) the entry of a final judgment against any Obligor and the failure of such Obligor to discharge, dismiss, vacate or stay the judgment within thirty (30) days of the entry thereof; (viii) in the event that this Note or any guarantee executed by any Guarantor is secured, the failure of any Obligor to provide the Bank with additional collateral if in the opinion of the Bank at any time or times, the market value of any of the collateral in the aggregate securing this Note or any guarantee has depreciated and the continuance of such event for a period of thirty (30) days after notice from Bank; (ix) any material adverse change in the business, assets, operations, financial condition or results of operations of any Obligor; (x) the Borrower ceases doing business as a going concern; (xi) the revocation or attempted revocation, in whole or in part of any guarantee by any Guarantor; (xii) the death or legal incompetency of any individual Obligor or, if any Obligor is a partnership, the death or legal incompetency of any individual general partner; (xiii) any representation or warranty made by any Obligor to the Bank in any Loan Document, or any other documents now or in the future securing the obligations of any Obligor to the Bank, is false, erroneous or misleading in any material respect; or (xiv) the failure of any Obligor to observe or perform any covenant or other agreement with the Bank contained in any Loan Document or any other documents now or in the future securing the obligations of any Obligor to the Bank and the continuance of such event for a period of thirty (30) days following notice from the Bank. As used herein, the term "Obligor" means any Borrower and any Guarantor, and the term "Guarantor" means any guarantor of the obligations of the Borrower to the Bank existing on the date of this Note or arising in the future.

Upon the occurrence of an Event of Default: (a) the Bank shall be under no further obligation to make advances hereunder; (b) if any Event of Default specified in clause (iii) or (iv) above shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be immediately due and payable without demand or notice of any kind; (c) if any other Event of Default shall occur, the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder, at the option of the Bank and without demand or notice of any kind, may be accelerated and become immediately due and payable;
(d) at the option of the Bank, this Note will bear interest at the Default Rate from the date of the occurrence of the Event of Default; and (e) the Bank may exercise from time to time any of the rights and remedies available to the Bank under the Loan Documents or under applicable law.

7. Power to Confess Judgment. The Borrower hereby empowers any attorney of any court of record, after the occurrence of any Event of Default hereunder, to appear for the Borrower and, with or without complaint filed, confess judgment, or a series of judgments, against the Borrower in favor of the Bank or any holder hereof for the entire principal balance of this Note, all accrued interest and all other amounts due hereunder, together with costs of suit and an attorney's commission of the greater of 10% of such principal and interest or $1,000 added as a reasonable attorney's fee, and for doing so, this Note or a copy verified by affidavit shall be a sufficient warrant. The Borrower hereby forever waives and releases all errors in said proceedings and all rights of appeal and all relief from any and all appraisement, stay or exemption laws of any state now in force or hereafter enacted. Interest on any such judgment shall accrue at the Default Rate.

No single exercise of the foregoing power to confess judgment, or a series of judgments, shall be deemed to exhaust the power, whether or not any such exercise shall be held by any court to be invalid, voidable, or void, but the power shall continue undiminished and it may be exercised from time to time as often as the Bank shall elect until such time as the Bank shall have received payment in full of the debt, interest and costs.

8. Right of Setoff. In addition to all liens upon and rights of setoff against the money, securities or other property of the Borrower given to the Bank by law, the Bank shall have, with respect to the Borrower's obligations to the Bank under this Note and to the extent permitted by law, a contractual possessory security interest in and a contractual right of setoff against, and the Borrower hereby assigns, conveys, delivers, pledges and transfers to the Bank all of the Borrower's right, title and interest in and to, all deposits, moneys, securities and other property of the Borrower now or hereafter in the possession of or on deposit with, or in transit to, the Bank including without limitation any interest payment reserve account established by the Borrower at the Bank in accordance with the Agreement, whether held in a general or special account or deposit, whether held jointly with someone else, or whether held for safekeeping or otherwise, excluding, however, all IRA, Keogh, and trust accounts. Every such security interest and right of setoff may be exercised without demand upon or notice to the Borrower. Every such right of setoff shall be deemed to have been exercised immediately upon the occurrence of an Event of Default hereunder without any action of the Bank, although the Bank may enter such setoff on its books and records at a later time.

9. Yield Protection. The Borrower shall pay to the Bank, on written demand therefor, together with the written evidence of the justification therefor, all direct costs incurred, losses suffered or payments made by the Bank by reason of any change in law or regulation or its interpretation imposing any reserve, deposit, allocation of capital, or similar requirements (including without limitation, Regulation D of the Board of Governors of the Federal Reserve System) on the Bank, its holding company or any of their respective assets.

10. Miscellaneous. No delay or omission of the Bank to exercise any right or power arising hereunder shall impair and such right or power or be considered to be a waiver of any such right or power, nor shall the Bank's action or inaction impair any such right or power. The Borrower agrees to pay on demand, to the extent permitted by law, all costs and expenses incurred by the Bank in the enforcement of its rights in this Note and in any security therefor, including without limitation reasonable fees and expenses of the Bank's counsel. If any provision of this Note is found to be invalid by a court, all the other provisions of this Note will remain in full force and effect. The Borrower and all other makers and indorser of this Note hereby forever waive presentment, protest, notice of dishonor and notice of non-payment. The Borrower also waives all defenses based on suretyship or impairment of collateral. If this Note is executed by more than one Borrower, the obligations of such persons or entities hereunder will be joint and several. This Note shall bind the

Borrower and its heirs, executors, administrators, successors and assigns, and the benefits hereof shall inure to the benefit of the Bank and its successors and assigns.

This Note has been delivered to and accepted by the Bank and will be deemed to be made in the State where the Bank's office indicated above is located. THIS NOTE WILL BE INTERPRETED AND THE RIGHTS AND LIABILITIES OF THE BANK AND THE BORROWER DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE WHERE THE BANK'S OFFICE INDICATED ABOVE IS LOCATED, EXCLUDING ITS CONFLICT OF LAWS RULES. The Borrower hereby irrevocably consents to the exclusive jurisdiction of any state or federal court for the county or judicial district where the Bank's office indicated above is located, and consents that all service of process be sent by nationally recognized overnight courier service directed to the Borrower at the Borrower's address set forth herein and service so made will be deemed to be completed on the business day after deposit with such courier; provided that nothing contained in this Note will prevent the Bank from bringing any action, enforcing any award or judgment or exercising any rights against the Borrower individually, against any security or against any property of the Borrower within any other county, state or other foreign or domestic jurisdiction. The Borrower acknowledges and agrees that the venue provided above is the most convenient forum for both the Bank and the Borrower. The Borrower waives any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

11. WAIVER OF JURY TRIAL. THE BORROWER IRREVOCABLY WAIVES ANY AND ALL RIGHTS THE BORROWER MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR CLAIM OF ANY NATURE RELATING TO THIS NOTE, ANY DOCUMENTS EXECUTED IN CONNECTION WITH THIS NOTE OR ANY TRANSACTION CONTEMPLATED IN ANY OF SUCH DOCUMENTS. THE BORROWER ACKNOWLEDGES THAT THE FOREGOING WAIVER IS KNOWING AND VOLUNTARY.

The Borrower acknowledges that it has read and understood all the provisions of this Note, including the confession of judgment and waiver of jury trial, and has been advised by counsel as necessary or appropriate.

WITNESS the due execution hereof as a document under seal, as of the date first written above, with the intent to be legally bound hereby.

ATTEST:                                        Pittsburgh Investment Group LLC


By:____________________________                By: /s/ Anthony W. Liberati
                                                                     (SEAL)

Name:___________________________               Name: Anthony W. Liberati

Title:__________________________               Title: Manager - President & CEO